

January 8, 2015

Via E-mail
Mr. Steven Johnson
Chief Executive Officer
CareView Communications, Inc.
405 State Highway 121
Suite B-240
Lewisville, TX 75067

> Re: **CareView Communications, Inc.**
>   **Form 10-K for Fiscal Year Ended December 31, 2013**
>   **Filed March 28, 2014**
>   **Form 10-Q for Fiscal Quarter Ended September 30, 2014**
>   **Filed November 11, 2014**
>   **Response dated December 19, 2014**
>   **File No. 000-54090**

Dear Mr. Johnson:

We have reviewed your supplemental response letter dated December 19, 2014, as well as the above referenced filings, and have the following comment. As noted in our comment letter dated December 17, 2014, we have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. As such, all persons who are responsible for the adequacy and accuracy of the disclosure are urged to be certain that they have included all information required pursuant to the Securities Exchange Act of 1934.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. After reviewing the information you provide in response to our comment, we may have additional comments.

Form 10-Q for Fiscal Quarter Ended September 30, 2014

Note 2 – Liquidity and Management's Plan, page 10

1.   We note your response to comment 1. With regard to ASC 470-10-45-1, it appears that a convenant violation would have occurred absent a loan modification. Although the waiver became effective before you fell below the minimum balance requirement, it appears the waiver was granted in contemplation of a possible future covenant violation. As such, please tell us whether you believe it is probable that you will cure the default before the expiration of your waiver, on April 1, 2015.

You may contact Kenya Wright Gumbs, Staff Accountant, at (202) 551-3373 or Robert S. Littlepage Jr., Accountant Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Robert S. Littlepage, for

Larry Spirgel
Assistant Director